1775 Sherman Street Suite 3000 Denver, Colorado 80203 Phone: (303) 860-5800 www.pdce.com

October 24, 2019

Via EDGAR and Federal Express

Ms. Jeannette Wong

Staff Accountant

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             PDC Energy, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

Form 8-K Filed August 8, 2019

File No. 001-37419

Dear Ms. Wong:

This letter provides supplemental information that the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) requested in a conversation on October 18, 2019 with the Company in regard to the comment letter dated September 20, 2019 (the “Comment Letter”) in respect of the above-referenced filings with the Commission.

For ease of reference, the text of comment number 3 of the Staff’s is reproduced in bold-face type below, followed by the Company’s supplemental response.

3.                                   The non-GAAP measures adjusted net income, adjusted diluted earnings per share, and adjusted EBITDAX appear to include the gain recognized on the sale of properties and equipment.  Clarify the reasons why your non-GAAP measures provide useful information (e.g., to help investors more meaningfully evaluate and compare future results of operations to previously reported results of operations) and explain to us why the calculations of these measures do not adjust for the gain from the sale of properties and equipment.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:                                        The Staff is advised that upon further consideration the Company will include, in future filings, a reconciling item for the gain or loss recognized on the sale of properties and equipment when calculating the non-GAAP measure adjusted EBITDAX, thereby no longer including it in its reported adjusted EBITDAX.  The Company believes this methodology for calculating adjusted EBITDAX is more consistent with the majority of its peers and will prevent potential confusion that could result from the Company including an adjustment for impairments, but not including an adjustment for gains or losses on the sale of properties and equipment.  As a result, the Company will also exclude the gain or loss on the sale of properties and equipment as a reconciling item from cash flows from operating activities to adjusted EBITDAX.

The following are illustrative examples of the net income (loss) to adjusted EBITDAX reconciliation and cash flows from operating activities to adjusted EBITDAX reconciliation, including retroactive adjustment to comparable prior periods, the Company plans to include in future filings and other communications:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)
Net income (loss) to adjusted EBITDAX
Net income (loss)	$68.5	$(160.3)	$(51.6)	$(173.4)
(Gain) loss on commodity derivative instruments	(47.3)	116.1	142.7	163.4
Net settlements on commodity derivative instruments	(13.2)	(16.4)	(21.6)	(42.4)
Non-cash stock-based compensation	7.6	5.5	12.3	10.8
Interest expense, net	18.9	17.3	35.9	34.7
Income tax expense (benefit)	22.6	(45.3)	(14.8)	(49.9)
Impairment of properties and equipment	29.0	159.5	36.9	192.7
Exploration, geologic and geophysical expense	0.6	0.9	3.3	3.5
Depreciation, depletion and amortization	168.5	135.6	319.9	262.4
Accretion of asset retirement obligations	1.6	1.4	3.1	2.6
(Gain) loss on sale of properties and equipment	(33.9)	(0.4)	(34.3)	1.1
Adjusted EBITDAX	$222.9	$213.9	$431.8	$405.5

Cash flows from operating activities to Adjusted EBITDAX
Net cash from operating activities	$260.4	$175.7	$442.2	$380.9
Interest expense, net	18.9	17.3	35.9	34.7
Amortization of debt discount and issuance costs	(3.4)	(3.1)	(6.7)	(6.4)
Exploration, geologic and geophysical expense	0.6	0.9	3.3	3.5
Other	(0.2)	(0.5)	(0.2)	(0.6)
Changes in assets and liabilities	(53.4)	23.6	(42.7)	(6.6)
Adjusted EBITDAX	$222.9	$213.9	$431.8	$405.5

The Company does not currently make adjustments to its adjusted net income or adjusted diluted earnings per share non-GAAP measures for impairment, and accordingly does not believe it would be appropriate to make an adjustment for gains or losses on the sale of properties and equipment to these measures.

In addition, the Company advises the Staff that the Company will revisit its disclosures regarding the reasons why the Company’s non-GAAP measures provide useful information to investors with a view to making those disclosures more informative.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 860-5800.

Sincerely,

/s/ R. Scott Meyers

R. Scott Meyers
Chief Financial Officer

cc:                                John A. Elofson, Davis Graham & Stubbs LLP